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EXHIBIT 4.2

PLACEMENT AGENT AGREEMENT

July 1, 2003

Viewtrade Financial, Inc.
7280 West Palmetto Park Rd., Suite 105
Boca Raton, FL 33433

Dear Sirs:

        The undersigned, Graymark Productions, an Oklahoma corporation (the "Company"), hereby agrees with Viewtrade Financial, Inc. ("Viewtrade" or "Placement Agent") as follows:

1.    Best Efforts Offering.    The Company hereby engages Viewtrade to act as its agent to sell up to $4 Million of securities (the "Offering"). The securities shall be offered in units, with each unit consisting of one (1) share of Common Stock and one (1) five year warrant to purchase common stock at an exercise price of two dollars ($2.00) per share. Each Unit shall have a purchase price of fifty thousand dollars ($50,000). The Offering is to be done on a "best efforts" basis. There shall be a minimum amount of five hundred thousand ($500,000) required to hold an initial closing and such initial closing shall be held at the mutual discretion of the Company and Viewtrade. The Units shall be offered only to "accredited investors," as such term is defined under Rule 501 (a) of the Securities Act of 1933, as amended (the "Act") without registration pursuant to the exemption from registration provided by Regulation D under the Act.

2.    Capitalization.    Currently, the Company's capitalization is as set forth in Schedule A hereto. Upon the closing, the Company's capitalization shall not exceed this amount without the consent of the Placement Agent.

3.    Registration Rights.    The Company shall file a Registration Statement covering the Common Stock and Common Stock purchase Warrants no later than thirty (30) days after the Closing and use its reasonable best efforts to have the Registration Statement declared effective within one hundred (100) days after the Closing. In the event the Registration Statement has not been declared effective within one hundred (100) days after the Closing, for each thirty (30) day period thereafter, the Company will pay to the investors a cash penalty equal to one and one half percent (1.5%) of the amount invested.

4.    Confidential Private Placement Memorandum.    The Company will prepare a Confidential Private Placement Memorandum covering the proposed offering (the "PPM") which shall meet the anti-fraud and other requirements of the federal and state securities laws. The PPM shall be in form and substance reasonably satisfactory to Viewtrade. The Company agrees that it shall modify or supplement the PPM during the course of the Offering to insure that the PPM does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made. Viewtrade agrees that it will not make any use of the PPM other than for purposes of implementating this agreement, nor will it or any of its agents, employees or participating soliciting brokers or dealers use the same or do any other act or thing in the course of the offering or sale hereunder which would constitute a violation of the Act, the Securities Exchange Act of 1934, as amended (the "1934 Act") or any state "blue sky" laws or regulations applicable to this Offering.

5.    Compensation: Non-Accountable Expense Allowance.    Viewtrade will be paid at each closing of the Offering a commission of ten percent (10%) of the aggregate subscription price of the Units to be closed thereupon and a non-accountable expense allowance of three percent (3%) of such aggregate subscription price. Viewtrade shall also receive common stock purchase warrants (the "Placement Agent's Warrants") in an amount equal to fifteen percent (15%) of the common shares sold pursuant to the Offering. The Placement Agent Warrants shall have standard weighted average anti-dilution protection subject to certain carve-outs described in the Warrant Agreement; the exercise price for such Placement Agent Warrants shall be equal to one hundred ten percent (110%) of the offering price. Upon the exercise of Investor Warrants, ViewTrade will be paid a ten percent (10%) Warrant Exercise Fee. Upon Closing of the Placement, the Company will retain ViewTrade as their Financial Advisor allowing ViewTrade to acquire four and nine tenths percent (4.9%) of the outstanding shares of the Company's stock pursuant to ViewTrade's customary Financial Advisory Agreement. Upon execution of this Placement Agent Agreement, the Company shall pay Viewtrade a fifteen thousand dollar ($15,000) advance towards the non-accountable expense allowance.

6.    Accountable Expenses.    Whether or not the offering is successfully completed, it shall be the Company's obligation to bear all of its expenses in connection with the proposed offering, including, but not limited to, the following: filing fees, printing and duplicating costs, the Company's and Viewtrade postage, delivery, and advertising expenses, registrar and transfer agent fees, reasonable counsel and accounting fees of the Company and issue and transfer taxes.

7.    Further Representations and Agreements of the Company.    The Company further represents and agrees that (i) it is authorized to enter into this Agreement and to carry out the Offering contemplated hereunder and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, (ii) the Company will make itself reasonably available to Viewtrade, its agents, auditors, counsel, officers and directors to discuss with Viewtrade any aspect of the Company or its business which Viewtrade reasonably may deem relevant, (iii) the Company will deliver to Viewtrade at each closing of the Offering: (a) a certificate of each of the Company's President and Treasurer to the effect that the does not contain any untrue statement of material fact or fail to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, and all necessary corporate approvals have been obtained to enable the Company to deliver the Common Shares in accordance with the terms of the offering, and (iv) at or prior to any closing, the Company will furnish to Viewtrade any documents, certificates and opinions, containing such representations, warranties, covenants, agreements and information as Viewtrade may reasonably request.

8.    Further Agreements of Viewtrade.    Viewtrade will comply with all applicable rules and regulations in connection with the sale of the Units.

9.    Indemnification.

          (a)   Subject to the conditions set forth below, the Company and ViewTrade Financial hereby agree that they will indemnify and hold harmless each other and each director, officer, employee or representative thereof and each person controlling, controlled by or under common control with such party within the meaning of Section 15 of the Act or Section 20 of the 1934 Act (individually, an "Indemnified Person") from and against any and all loss, claim, damage, liability, cost or expense whatsoever (including, but not limited to, any and all reasonable legal fees and other expenses and disbursements incurred in connection with investigating, preparing to defend or defending any claim action, suit or proceeding (a "Claim"), including any inquiry or investigation, commenced or threatened, or in appearing or preparing for appearance as a witness in any Claim, including any inquiry, investigation or pretrial proceeding such as a deposition) (collectively a "Loss") to which such Indemnified Person may become subject under the Act, the 1934 Act or other federal or state statutory law or regulation at common law or otherwise, arising out of an act or omission of the other party related to (i) this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the PPM (except those statements given by an Indemnified Person for inclusion therein) or omission of a material fact from the PPM delivered by such party, or (iii) the breach of any representation or warranty made by the other party in this Agreement. The parties further agree that upon demand by an Indemnified Person at any time or from time to time, they will promptly reimburse such Indemnified Person for any Loss actually and reasonably paid by the Indemnified Person as to which the other party has indemnified such Indemnified Person pursuant hereto. Notwithstanding the foregoing provisions of this Paragraph 7, any such payment or reimbursement by the other party of fees, expenses or disbursements incurred by an Indemnified Person in any Claim in which a final judgment by a court of competent jurisdiction (after all appeals or the expiration of time to appeal) is entered against such Indemnified Person as a direct result of such person's gross negligence, bad faith or willful misfeasance will be promptly repaid to the other party.

          (b)   In the event any Claim shall be brought or threatened against an Indemnified Person, prompt notice of such action shall be given by such Indemnified Person to the party from whom indemnification is or may be sought pursuant to this Section 9 (the "Indemnifying Party"), in writing, together with a copy of all papers served on, or received by, such Indemnified Person in connection with such action; provided, however, that failure to give such notice shall not affect the Indemnified Person's rights under these indemnification provisions, unless, and only to the extent that, such failure results in the forfeiture by the Indemnifying Party of substantive rights or defenses. If such an event occurs, the Indemnifying Party may, by notice to the Indemnified Person, assume the defense of such action, including the employment of counsel and the payment of all expenses. Each Indemnified Person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Person unless (a) the employment thereof has been specifically authorized by the Indemnifying Party in writing or (b) the Indemnifying Party has failed to assume the defense and employ counsel (in which cases the Indemnified Party shall have the right to employ its own counsel and in such cases any reasonable fees and expenses of such counsel shall be paid by the Indemnifying Party). In the event the named parties, or parties threatened to be named, to any such action (including any impleaded parties or parties threatened to be impleaded) include both the Company and ViewTrade Financial such that each is both an Indemnified Person and an Indemnifying Party, each party have the right to employ its own counsel and in such each shall bear the costs and expenses of its own counsel.

          (c)   In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph (a) of this Paragraph 9 is due in accordance with its terms, but is for any reason held by a court to be unavailable on grounds of policy or otherwise, the Company and ViewTrade Financial shall contribute to the aggregate Losses to which the Company and ViewTrade Financial may be subject in such proportion so that ViewTrade Financial is responsible for that portion represented by the percentage that the aggregate of its commission and expenses under this Agreement bears to the aggregate offering price for all Common Shares sold under the PPM and the Company is responsible for the balance, except as the Company may otherwise agree to reallocate a portion of such liability with respect to such balance with any other person; provided, however, that no person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Act shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this paragraph (c), any person controlling, controlled by or under common control with ViewTrade Financial, or any partner, director, officer, employee, representative or any agent of any thereof, shall have the rights to contribution as ViewTrade Financial and each person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the 1934 Act, each officer of the Company and each director of the Company shall have the same rights to contribution as the Company. Any party entitled to contribution shall, promptly after receipt of notice of commencement of any Claim against such party in respect of which a claim for contribution may be made against the other party under this paragraph (c), notify such party from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it or they may have hereunder or otherwise than under this paragraph (c). The indemnity and contribution agreements contained in this Paragraph 9 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnified Person or any termination of this Agreement.

10.    Miscellaneous.

          (a)    Governing Law.    This Agreement and the transactions contemplated hereby shall be governed in all respects by the laws of the State of Florida, without giving effect to its conflict of law principles.

          (b)    Counterparts.    This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

          (c)    Notices.    Whenever notice is required to be given pursuant to this Agreement, such notice shall be in writing and shall either be (i) mailed by first class mail, postage, prepaid, addressed (a) if to ViewTrade Financial, at the address set forth at the head of this Agreement; and (b) if to the Company, Graymark Productions, 2500 McGee Drive, Suite 147, Norman, OK 73072 or (ii) delivered personally or by express courier. The notice shall be deemed given, if sent by mail, on the third day after deposit in a United States post office receptacle, or if delivered personally or by express courier, then upon receipt.

          (d)    Amendments.    This Agreement may not be amended, modified or waived, except in a writing signed by all of the parties hereto.

        If the foregoing correctly sets forth the understanding between ViewTrade Financial and the Company, please so indicate in the space provided below for that purpose whereupon this letter shall constitute a binding agreement between us.

Very truly yours,
Graymark Productions
By:	/s/ JOHN SIMONELLI John Simonelli
Confirmed and Agreed To:
VIEWTRADE FINANCIAL, INC.
By:	/s/ JAMES ST. CLAIR James St. Clair, CEO

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PLACEMENT AGENT AGREEMENT